RenovaCare, Inc.

Pittsburgh Life Sciences Greenhouse

2425 Sidney Street

Pittsburgh, PA 15203

(888) 398-0202

April 13, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	RenovaCare, Inc.
Registration Statement on Form S-1, originally filed on February 12, 2018 and as amendment on April 6, 2018 File No. 333-222974

To whom it may concern,

On behalf of RenovaCare, Inc., Inc. (the “Registrant”) and in accordance with Rule 461 of the Securities Act of 1933, as amended, I hereby request the acceleration of the effective date of the above referenced registration statement so that it be declared effective on Tuesday, April 17, 2018, or as soon as practicable thereafter.

In connection with this request for the acceleration of the effective date of the registration statement, Registrant acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Thomas Bold
Name:	Thomas Bold
Title:	President and Chief Executive Officer